November 30, 2006
Mr. Daniel Gordon
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0405
Re:	Tricell, Inc. Form 10-K for the year ended December 31, 2005 Filed April 18, 2006 File No. 000-50036
Dear Mr. Gordon:
     We have received your letter dated October 19, 2006, containing comments on the above referenced documents.
     We acknowledge that the adequacy and accuracy of the disclosure in the filing is the responsibility of the registrant and that staff comments or changes to disclosure in response to staff comments in the proposed disclosure in the above noted filings do not foreclose the Commission from taking any action with respect to the filing. We also represent that the registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Following please find our responses, numbered to correspond to each of your comments. Please note that we are not providing an amended Form 10-K at this time because we would prefer to only file one such amendment once we satisfy all of the Commission’s comments, which we hope to achieve very shortly.
     Please feel free to contact Mr. Kevin Woltjen at 214-651-2344 or me if you have any questions or require any further information regarding these matters.
Sincerely,
/s/ Neil Pursell
Neil Pursell
Chief Financial Officer
Encl.
cc:	Jessica Barberich, SEC Kevin Woltjen, Strasburger & Price, LLP Michael Bodwell, Whitley Penn

Form 10-K for the year ended December 31, 2005
General
1.	Please revise to add a risk factor that discusses your risk of a customer not paying for an order and the fact that you would still be liable to the supplier for full payment. This appears to be a significant risk considering the volume of transactions that you enter into in relation to your cash position.
RESPONSE: In response to your comment, we will file a Form 10-K/A at the conclusion of this comment process which will include the following risk factor:
     “Accounts receivable management is important to the Company’s liquidity. In the event we have customers who do not pay for our products, the Company may be liable for payment to the supplier. Several factors can affect the collection of our accounts receivable, including, but not limited to, the financial health of the customer, industry and economic conditions, our policies related to extending credit, contractual provisions, and the ability of the customer to provide security, collateral or guarantees relative to credit granted by us. Adverse changes in any of these factors, some of which may not be wholly within our control, could create delays in collecting or an inability to collect our accounts receivable which could have a material adverse effect on our financial position, cash flows and results of operations.”
Item 1 — Business
Discount Internet Supply Channel Limited, page 5
2.	We have read your response to comments 2 and 3. You disclose that although you did not complete your acquisition of D-ISC, you did issue the shares to the D-ISC shareholders that were due as consideration for the acquisition, valued at $14,750,000. You also note that you did not seek a declaratory judgment to judicially invalidate the shares that were prematurely issued to the D-ISC shareholders. In this regard, the shares are currently issued and outstanding; thus, we continue to believe that you issued shares in exchange for no value and that your financial statements should be revised to appropriately reflect the outstanding shares and an expense equal to the value of the shares issued to the D-ISC shareholders.
RESPONSE: Tricell never acquired Discount-Intranet Supply Channel (“D-ISC”) via the conditional share acquisition agreement (“Agreement”) entered into with the outstanding shareholders of D-ISC. The Agreement allowed for a due diligence period, with the completion date of the acquisition to take place on August 27, 2004 (“Completion Date”), pending certain conditions that were required to be met. Subsequent to the execution of the Agreement but prior to the completion of all required conditions, including Tricell’s payment to D-ISC of $250,000, Tricell notified D-ISC it was not going to complete the acquisition on the Completion Date.

D-ISC’s failure to attempt to collect the $250,000 clearly demonstrates D-ISC’s knowledge that the acquisition was not closed.
     In order for shares held by the D-ISC shareholders to be legally outstanding, they must be duly authorized, fully paid and nonassessable. In order to be duly authorized, Tricell was required to approve of the D-ISC transaction after the due diligence period contained in the Agreement, which Tricell did not do. Further, Tricell did not receive any consideration from the D-ISC shareholders for their shares, thus the shares held by the D-ISC shareholders are not fully paid. Finally, since the D-ISC shareholders have not made an original investment, the shares held by the D-ISC shareholders are not nonassessable. As the Tricell shares held by the D-ISC shareholders do not meet any of the requirements for stock to be properly classified as legally outstanding, Tricell remains convinced that the shares initially issued to D-ISC are not properly legally issued and outstanding and Tricell should not be required to expense the shares initially issued to the D-ISC shareholders.
     Tricell also asserts that it was fraudulently induced into entering the Agreement. As discussed in Tricell’s June 23, 2006 response to the Commission’s May 31, 2006 comments, Tricell discovered that its United Kingdom legal counsel (“Greystoke”) in the D-ISC transaction had material conflicts of interest relating specifically to the transaction and with certain D-ISC shareholders. These conflicts became apparent to Tricell after it requested that Greystoke provide Tricell with the due diligence materials obtained in connection with the D-ISC negotiations. However, Greystoke refused to provide these documents to Tricell and has, to date, not provided any of the documents that Tricell believes they should have in a reasonable amount of time under the Agreement. Based on all of these facts, Tricell concluded it had been fraudulently induced into entering the Agreement with D-ISC.
     Additionally, Tricell’s management determined that D-ISC was in breach of certain performance representations and warranties under the Agreement, specifically relating to Tricell’s satisfaction with its due diligence review of D-ISC’s financial affairs. As these certain performance representations and warranties under the Agreement were not met by D-ISC, Tricell did not acquire D-ISC on the Completion Date.
     In the event D-ISC would have attempted to enforce the Agreement, Tricell would have vigorously and immediately pursued legal action to have the Agreement declared invalid for the reasons set forth above. Additionally, Tricell could have sought a declaratory judgment to judicially invalidate the shares that were prematurely issued to the D-ISC shareholders, but did not deem it necessary. In the event such legal action was required and a judicial determination was made that the Agreement was entered into, Tricell would have alternatively asserted that the Agreement was breached as Tricell was fraudulently induced into entering the Agreement by D-ISC and further that certain representations and warranties under the Agreement were breached by D-ISC. However, these legal actions were not currently necessary as Tricell’s position was that the Agreement was not valid and D-ISC did not challenge Tricell’s position. In furtherance of Tricell’s position, Tricell concluded that the consolidation of D-ISC’s financial statements was inappropriate as we neither completed an acquisition nor do we control D-ISC. Tricell will amend its 2005 Form 10-K to reflect these facts.
Note 2 — Summary of Significant Accounting Policies
Accounts Receivable, page F-9
3.	In your response dated June 23, 2006, you told us that the $5.5 million in bad debt expense recorded in 2004 was primarily related to the note receivable of 2.6 million pounds and VAT receivable balances related to the two subsidiaries in bankruptcy, Tricell UK and Tricell International, as it was determined that the amounts were uncollectible. Additionally, in your response dated October 6, 2006 you provided a detailed breakdown of the amounts that made up the $5.5 million. Based on the breakdown, we do not note that the $5.5 million includes any VAT receivable amounts. Please explain. Furthermore, please provide us with more details regarding the VAT receivable that you discuss on page F-20 of your filing. Please tell us if this amount was written off as uncollectible and how it affected the gain amount that you recognized in 2006.
RESPONSE: In our response dated June 23, 2006 we improperly included the VAT receivable balance as part of the discussion of what was written off. The discussion included in our response on October 6, 2006 accurately depicts what was written off in 2004 and makes up the $5.5 million in bad debt expense.
     The VAT receivable of $1,843,800 was written off during the years ended December 31, 2003 and 2002. In the 2003 Form 10-K we disclosed on Page F-16, Note 11, the following:
     “In the ordinary course of business, the Company filed monthly claims for refund of VAT (Value-Added-Tax) of approximately $14,230,000 for November 2002 through February 2003. The VAT authorities determined that $1,650,000 of this VAT was associated with particular transactions involved in “Carousel” and/or “Missing Trader” fraud and therefore, the refund of the VAT was denied. The Company referred the matter to the Tribunal which upon review concluded that there was no wrongdoing by the Company, however, they concluded that these transactions had no economic substance, since the VAT had not been previously paid by a trader up the supply chain, and therefore as the VAT was not held by the VAT authorities, no refund was available.”
     While the Company continues to seek recovery of this VAT, based upon the Tribunal findings, recovery of the VAT associated with these transactions is uncertain and therefore the Company has provided for an allowance of $942,000 against VAT receivable as of December 31, 2002 and an allowance of $708,000 against VAT receivable as of December 31, 2003.”

     The gain on bankruptcy was a result of writing off the net liabilities of the subsidiaries upon completion of the subsidiaries bankruptcy proceedings. The bankruptcy proceedings were a result of such VAT receivables not being collectible as discussed in the note above and hence causing such subsidiaries to be insolvent. When the VAT receivables were written off in 2002 and 2003 the outcome of such potential bankruptcy proceedings were unknown and hence why the Company appropriately wrote off the uncollectible VAT receivable assets as soon as such available information warranted.
Revenue Recognition, page F-10
4.	We have read and reviewed your response to comment 5. Please revise to disclose that you never physically possess the inventory sold and that you usually pay the supplier after payment has been received from the customer, which limits credit risk.
RESPONSE: To reflect the above comment number 4, please find below a revised revenue recognition policy to be included in our forthcoming Form 10-K/A for fiscal year ended December 31, 2005:
     The Company recognizes revenue in accordance with SEC Staff Accounting Bulletin (“SAB”) 104, Revenue Recognition. Revenue is recognized when title and/or risk of loss have passed to the customer, there is persuasive evidence of an arrangement, delivery has occurred or services have been rendered, the sales price is fixed or determinable, and collectibility is reasonably assured. Revenue is recognized under the gross method in accordance with Emerging Issues Task Force (“EITF”) 99-19, Reporting Revenue Gross as a Principle vs. Net as an Agent. As such, revenue includes the value of the product sold.
     The criteria for recognition of revenue are generally met upon shipment to customers, including title transfer, and, therefore, revenue is recognized at the time of shipment. In certain countries, title is retained by the Company for collection purposes only, which does not impact the timing of revenue recognition in accordance to the provisions of SAB 104. The Company does not physically possess inventory sold, as it is typically held at third party logistical locations, and in order to reduce credit risk, the Company generally does not pay the supplier until after payment is received from the customer.
Note 4 — Notes and Loans Receivable, page F-14
5.	We have read your response to comment 6. We note that the original maturity date of the loan entered into on May 21, 2003 was October 31, 2003, but that the maturity date was extended to December 31, 2003 and subsequently to April 30, 2004. We also note that the loan provided for you to earn an additional fee of approximately $409,000 to be collected at maturity and that you recognized interest income in this amount in 2003. Please tell us how you determined that it was appropriate to recognize income in 2003 related to this fee of $409,000 since the maturity date of the loan was extended to 2004. Furthermore, please tell us how you determined that collection of this amount was reasonably assured when you recorded it. Also, tell us why after you received payment of $903,700 that you would loan this amount back to the debtor.
RESPONSE: In response to your comment, $409,000 was recorded in 2003 as a result of the original term of the debt agreement. At the time of recognizing such fees the Company fully believed the entire amount was fully collectible.
     The payment of $903,700 was loaned back to the debtor based on management’s discussions with the debtor related to a scenario that if the amount was loaned back to the debtor they would be in a better position to repay the entire balance due in full as they had to have working capital to make certain events occur to enable them to pay amounts due in full. Unfortunately, this turned out not to be the result and the loan balance was written off when the determination was made that the balance was no longer collectible.
6.	Per review of your 2003 10-K, you disclosed on page F-13 that on April 14, 2004 approximately $3,735,000 was repaid to you and the balance was expected to be repaid prior to April 30, 2004. However, in your 2005 filing you disclose that the debtor made representation and gave written notice that they would pay the above balance via a wire transfer. It appears that you misrepresented the receipt of payment in your 2003 10-K. Please explain.
RESPONSE: Our disclosure in our 2005 filing is accurate. The statement of the wire receipt in the 2003 10-K was added the day the 10-K was filed based on the borrower’s representation in error, and should have stated that the amount was not received at that date but there was a commitment from such borrower that the wire was being made on that date.
7.	Please file the note agreement and any amendments as required by Item 601 of Regulation S-K.
RESPONSE: We will file the May 21, 2003 Loan Faculty Letter with Rusbrook Limited as an exhibit to our forthcoming amended 10-K/A.
Note 14 — Subsequent Events, page F-20
8.	You disclose that on January 27, 2006 the assets and liabilities of Tricell UK and Tricell Int. were removed from your consolidated financial statements and on that date your net assets, or shareholders equity, increased by $1,747,518. You also disclose on page F-7 of your 10-Q for the quarter ended March 31, 2006 that the assets and liabilities of Tricell UK and Tricell International were removed from your consolidated financial statements, resulting in a gain on net liabilities written off from liquidated subsidiaries of approximately $3,621,000. Please reconcile and explain the difference between these two amounts.
RESPONSE: The last sentence of the disclosure should have stated: “As a result of this liquidation, as of January 27, 2006, the assets and liabilities of Tricell UK and Tricell Int. were removed from our consolidated financial statements and on that date our net assets, or shareholders equity, increased by approximately $3.6 million, as the $1,843,800 of VAT receivable was written off by the Company in 2002 and 2003.” Such change is reflected in our 10-K/A. As stated the amount reflected by the liquidator of $1,747,518 is net of the VAT receivable of $1,843,800, which was previously written off by the Company and hence such amounts must be summed to determine the gain in total, which was not properly done in such disclosure. The gain of $3.6 million reported in our 10-Q for the quarter ended March 31, 2006 is correct.